

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

<u>Via Facsimile</u>
Mr. Roland O. Burns
Senior Vice President
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

> **Re: Comstock Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Response Letter Dated January 19, 2012**
> **File No. 1-03262**

Dear Mr. Burns:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   For your operated property production costs, we have assumed that have included expenses you incurred performing activities similar to those for which you are proportionally reimbursed by the COPAS charges paid by your non-operating partners. If you have not, please address the reasons for this omission.

2.   The first response in your January 19, 2012 letter indicates you attribute overhead to each of your fields "due to the generally fixed nature of these costs." It is our experience that the property operator applies producing well overhead <u>on a well basis</u> to the monthly joint interest billing charged to non-operating partners ("COPAS overhead). Please explain to us the reasons that you do not attribute such overhead on a well basis and compare the figures for the two cases. Address the number of marginal wells (if any) that would be uneconomic due to these COPAS charges.

3.   In part, your second response states "We can verify to you that the proved undeveloped locations reflected in our 2010 SEC reserve estimates were either drilled in 2011 or will be drilled in future years." Also, your third response includes "We anticipate drilling such [proved undeveloped] wells based on our expectation of future oil and natural gas prices as well as the need to meet certain drilling obligations in order to retain leasehold interests and to properly manage reservoir performance." Please affirm to us that you will drill your disclosed year-end 2010 and year-end 2011 proved undeveloped reserves within five years of booking if the prevailing market prices at scheduled spud date are equal to or higher than the prices at which the PUD reserves were booked.

You may contact Tracie Towner at (202) 551-3744, or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551- 3704 for questions about engineering comments. Please contact Tim Levenberg at (202) 551-3707, or me at (202) 551-3762, with any other questions.

Sincerely,

A.N. Parker *for*

H. Roger Schwall
Assistant Director